Exhibit 99.1

21Vianet Forms Strategic Partnership With China Internet Network Information Center (CNNIC)

BEIJING, Oct. 2, 2014 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq:VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced a strategic partnership with China Internet Network Information Center (CNNIC), the government administrative agency in charge of managing domestic domain name registry and other core Internet infrastructure services in China.

Pursuant to the agreement, 21Vianet and CNNIC will closely cooperate on conducting fundamental research and developing an open Domain Name System (DNS) Internet platform in China. By sharing resources and complementing capabilities, the two parties will explore strategies to further expand and optimize China’s internet infrastructure resources, such as Internet Protocol (IP), Autonomous System (AS) and DNS. The two parties will also jointly establish an Internet Collaborative Innovation Alliance to promote a safer, more open and more vibrant Internet infrastructure network throughout China, with the ultimate goal of improving Internet services and better supporting China’s Internet economy.

Speaking at the announcement ceremony in Beijing, Professor Lee Xiaodong, deputy head of CNNIC, stated: “We are excited to partner with 21Vianet, which shares our vision and ambition to enhance China’s Internet infrastructure. We look forward to leveraging the expertise and technical capabilities of 21Vianet in further expanding our areas of collaboration.” Professor Lee also stated that CNNIC and 21Vianet have had a long history of cooperation and CNNIC highly values the contribution that 21Vianet has made to China’s Internet infrastructure industry.

Mr. Josh Chen, Chairman and CEO of 21Vianet, added: “We are honored to form this important partnership with CNNIC. As China’s internet traffic continues to witness exponential growth, we believe 21Vianet is in a unique position to help facilitate the design, deployment and optimization of the next generation Internet infrastructure in China. Building upon earlier work related to key network issues facing China, today’s strategic agreement represents a higher level of partnership between the two organizations going forward.”

Mr. Lu Wei, Director of National Internet Information Office, stated in this year’s ICANN conference in London that the Chinese government would stand by CNNIC to promote China’s first-level domains to support IPv6, DNSSEC, Chinese e-mail, and other related services. He expects that the partnership between 21Vianet and CNNIC will further promote the safety of China’s first-level domains and open up a new model for the development of Chinese Internet infrastructures.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

About CNNIC

China Internet Network Information Center (CNNIC) is an administration and service organization set up on June 3, 1997 upon the approval by the regulatory authority and undertakes the responsibilities as the national Internet network information center.

CNNIC is responsible for operation, administration and services of Internet infrastructure, undertakes R&D and security work of fundamental Internet resources, conducts research and provides consultancy on Internet development, and promotes the cooperation and exchange of global Internet community.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu, CFA

+1 (908) 707-2062

IR@21Vianet.com

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1 (646) 405-4922

IR@21Vianet.com